PRESS RELEASE

Klondex Reports Record Sales of 34,188 GEOs in 2Q2015; Increases Production Guidance for 2015

Vancouver, BC – July 22, 2015 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") today reports its second quarter operational results for fiscal year 2015 from its Midas Mine and Fire Creek Project. Below is a table highlighting key metrics for the Company, compared to the prior year’s comparative period.

	Three Months ended June 30,			Six Months ended June 30,
	2015	2014	% Difference	2015	2014	% Difference
Underground Operations
Tons Mined	65,741	54,659	20%	120,932	77,029	57%

Processing
Tons Milled	63,059	46,047	37%	120,723	67,774	78%
Au Grade OPT	0.45	0.38	18%	0.47	0.43	9%
Ag Grade OPT	8.00	7.38	8%	7.42	7.49	-1%
Au Ounces Recovered	26,552	17,093	55%	53,777	30,638	76%
Ag Ounces Recovered	472,473	325,018	45%	826,928	483,390	71%
Au Ounces Sold	26,768	20,293	32%	53,903	23,662(2)	128%
Ag Ounces Sold	543,251	343,025	58%	847,808	401,078	111%
GEOs Sold(1)	34,188	25,605	34%	65,601	29,852(2)	120%

(1)

Au Equivalent ratios of approximately 73.22:1 and 64.58:1 during the first quarters of 2015 and 2014, respectively; Au Equivalent ratios of approximately 72.56:1 and 64.67:1 during the first six months of 2015 and 2014, respectively. Au Equivalent ratios are based on average realized metal prices received by the Company.

(2)	Includes 2,439 gold ounces reported as sale of mineralized material, and credited to the carrying value of Fire Creek Project.

Paul Andre Huet, Klondex President and CEO commented, “These second quarter results from Fire Creek and Midas demonstrate the systematic growth taking place at our operations. The average daily mining rate increased to 722 tons per day (“tpd”) in 2Q2015, up from 601 tpd in 2Q2014, which we attribute to the additional development and mining faces at both operations. In 2Q2015, our gold equivalent ounces (“GEOs”) sold increased to 34,188 ounces, up from 25,605 GEO’s in 2Q2014.”

Mr. Huet continued, “We also made significant progress on the permitting front with both Fire Creek and Midas receiving essential permits. At Fire Creek, our cap on tonnage processed was removed after receiving the Water Pollution Control Permit. Subsequent to the quarter-end at Midas, we received our tailings expansion permit, and construction of the new lift at the tailings facility is already underway.”

He continued, “After a strong first half of the year, we are increasing our 2015 production guidance to 125,000-130,000 GEOs from 120,000-125,000 GEOs.”

Klondex will report its financial results for the second quarter 2015 in the week of August 10, 2015, followed shortly by a conference call.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

About Klondex Mines Ltd. (www.klondexmines.com)

Klondex owns and operates the Fire Creek Project and Midas Mine and Mill in the mining-friendly jurisdiction of north central Nevada. The 1200 tons per day capacity milling facility is processing mineralized materials from both Midas and Fire Creek. Fire Creek is located approximately 100 miles south of Midas.

For More Information
Klondex Mines, Ltd.
Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Qualified Person

Brian Morris, Klondex Mines VP Exploration is the Qualified Person (Nevada AIPG CPG-11786), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

Cautionary Note Regarding Technical Information and Forward-looking Information

A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of the Midas mine by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but was based on internal studies conducted by the prior owner of the mine. Klondex has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the recovery of gold equivalent ounces, production targets, the financial condition of the Company and the growth of operations of the Company including expected future production and sales levels of the Company. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; the risks associated with environmental and governmental compliance; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com